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EQUUS GAMING COMPANY L.P.
EXECUTIVE OFFICES
222 Smallwood Village Center, St. Charles, Maryland
(301) 843-8600  Fax (301) 870-5487

News Release

FOR IMMEDIATE RELEASE                   CONTACT
August 20, 1997                         Gregory A. TenEyck
                                        (301) 843-8600

EQUUS INCREASES STAKE IN HDA TO 99%


     ST. CHARLES, Md.- Equus Gaming Company L.P. (Nasdaq:
EQUUS), a publicly traded partnership with horse racing interests in the Caribbean, has increased to 99 percent its stake in Housing Development Associates S.E. (HDA) as a result of the redemption by HDA of a 17 percent interest held by a minority partner. HDA owns the assets of El
Comandante Race Track in Puerto Rico and a 55 percent interest in Galapagos, S.A., which operates V Centenario
Race Track in the Dominican Republic.

     As part of the $4.3 million transaction, the minority partner, Supra and Company, S.E. (Supra), also dismissed a lawsuit that named Equus and HDA among the defendants, the details of which have been included in the company's filings with the Securities and Exchange Commission.

     In addition, Supra canceled certain indebtedness payable by El Comandante Operating Company (ECOC), the firm that manages the Puerto Rico race track, which should improve ECOC's ability to pay outstanding payables to HDA.
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